AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

WAYBETTER, INC.

WayBetter, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

1.     The name of the Corporation is WayBetter, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 22, 2010 under the name DietBet, Inc.

2.     This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

3.     The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, WayBetter, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by James S. Rosen, a duly authorized officer of the Corporation, on [________], 2016.

James S. Rosen,
Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is WayBetter, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

 The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE IV

Upon the filing of this Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, (i) each one (1) share of Series Seed Preferred Stock outstanding immediately prior to the filing of this Amended and Restated Certificate of Incorporation shall automatically and without any action on the part of the holders thereof, be converted into 1.0857791 shares of Series Seed Preferred Stock, (ii) each one (1) share of Series A Preferred Stock outstanding immediately prior to the filing of this Amended and Restated Certificate of Incorporation shall automatically and without any action on the part of the holders thereof, be converted into 1.0857791 shares of Series A Preferred Stock,(iii) each one (1) share of Series A-1 Preferred Stock outstanding immediately prior to the filing of this Amended and Restated Certificate of Incorporation shall automatically and without any action on the part of the holders thereof, be converted into 1.0857791 shares of Series A-1 Preferred Stock, and each one (1) share of Common Stock outstanding immediately prior to the filing of this Amended and Restated Certificate of Incorporation shall automatically and without any action on the part of the holders thereof, be converted into 1.0857791 shares of Common Stock(cumulatively, the “Split”). Such Split shall occur automatically and without any further action on the part of the Corporation or the holders thereof and whether or not certificates representing any stockholder’s shares held prior to the Split are surrendered for cancellation. Every share number, dollar amount and other provision contained in this Amended and Restated Certificate of Incorporation has been adjusted for the Split. No fractional interest in a share of Stock shall be deliverable upon the Split. Any stockholder who would otherwise be entitled to receive a fractional share as a result of such Split shall receive in lieu thereof cash in the amount equal to such fraction multiplied by the fair market value of the share of Common Stock or such series of Preferred Stock, as applicable, as of the effective filing of this Certificate of Incorporation, as determined by the Board of Directors of the corporation. Such Split shall occur whether or not certificates representing any stockholder’s shares held prior to the Split are surrendered for cancellation.

Upon the effectiveness of the Split, the authorized capital stock of the corporation shall be as follows:

The total number of shares of stock that the corporation shall have authority to issue is eighty-five million ninety-one thousand eight hundred two (85,091,802), consisting of fifty million (50,000,000)shares of common stock of the Corporation, $0.001 par value per share (“Common Stock”), and thirty-five million ninety-one thousand eight hundred two (35,091,802) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated “Series Seed Preferred Stock” and shall consist of seven million nine hundred twelve thousand four hundred two (7,912,402)shares. The second Series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of six million five hundred forty-seven thousand six hundred fifty-seven (6,547,657) shares. The third Series of Preferred Stock shall be designated “Series A-1 Preferred Stock” and shall consist of six hundred thirty-one thousand seven hundred forty-three (631,743)shares. The fourth Series of Preferred Stock shall be designated “Series B Non-Voting Preferred Stock” and shall consist of twenty million (20,000,000) shares.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1.     Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a)     “Conversion Price” shall mean $0.2487 per share for the Series Seed Preferred Stock, $0.4382per share for the Series A Preferred Stock, $0.6861 per share for the Series A-1 Preferred Stock, and$1.00 per share for the Series B Non-Voting Preferred Stock(subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b)     “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities convertible into and/or exchangeable for Common Stock.

(c)     “Corporation” shall mean WayBetter, Inc.

(d)     “Distribution” shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, (iv) repurchase of capital stock of the Corporation pursuant to Section 7 of this Article V and (v) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the Common and Preferred Voting Stock of the Corporation voting as separate classes.

(e)     “Dividend Rate” shall mean an annual rate of $0.0199per share for the Series Seed Preferred Stock,$0.4382per share for the Series A Preferred Stock, $0.0549per share for the Series A-1 Preferred Stock and $0.0800 per share for the Series B Non-Voting Preferred Stock(subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(f)     “Liquidation Preference” $0.2487 per share for the Series Seed Preferred Stock, $0.4382 per share for the Series A Preferred Stock, $0.6861 per share for the Series A-1 Preferred Stock, and$1.00 per share for the Series B Non-Voting Preferred Stock(subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g)     “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(h)     “Original Issue Price” $0.27per share for the Series Seed Preferred Stock, $0.4758per share for the Series A Preferred Stock, $0.7449per share for the Series A-1 Preferred Stock, and$1.00 per share for the Series B Non-Voting Preferred Stock(subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(i)     “Preferred Stock” shall mean the Series Seed Preferred Stock, the Series A Preferred Stock, the Series A-1 Preferred Stock and the Series B Non-Voting Preferred Stock.

(j)     “Preferred Voting Stock” shall mean the Series Seed Preferred Stock, the Series A Preferred Stock and the Series A-1 Preferred Stock. The Preferred Voting Stock shall vote as a single class on an as-converted basis at every stockholder vote or written consent unless provided otherwise.

(k)     “Recapitalization” shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2.     Dividends.

(a)     Preferred Stock. In any calendar year, the holders of outstanding shares of Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, in accordance with the relative priority set forth below and at the Dividend Rate specified for such shares of such series of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. Distributions to the holders of Series B Non-Voting Preferred Stock, Series A-1 Preferred Stock and Series A Preferred Stock, if any, shall be made in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Series B Non-Voting Preferred Stock, Series A-1 Preferred Stock and Series A Preferred Stock were converted to Common Stock at the then effective conversion rate. Notwithstanding anything to the contrary contained herein, (i) no dividends shall be paid or payable upon the Series A-1 Preferred Stock, Series A Preferred Stock, Series Seed Preferred Stock or Common Stock unless and until all declared, accrued and unpaid dividends in respect of the Series B Non-Voting Preferred Stock shall have first been paid in full in accordance with this Section 2(a) and (ii) no dividends shall be paid or payable upon the Series Seed Preferred Stock or Common Stock unless and until all declared, accrued and unpaid dividends in respect of the Series A-1 Preferred Stock and Series A Preferred Stock shall have first been paid in full in accordance with this Section 2(a).No Distributions shall be made with respect to the Common Stock unless dividends on the Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. In the event the Corporation authorizes any series or class of Preferred Stock or other equity securities with accruing or cumulative dividends at any time after the date hereof, the Series B Non-Voting Preferred Stock, Series A-1 Preferred Stock and the Series A Preferred Stock and the dividends set forth in this Section 2(a) shall automatically be deemed to have been cumulative dividends from the date hereof at the Dividend Rate payable when declared by the Board of Directors or in connection with a liquidation, dissolution or winding up of the Corporation (as defined in Section 3(e) below). No right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on such stock are at any time not declared or paid.

(b)     Additional Dividends. After the payment or setting aside for payment of the dividends described in Section 2(a), any additional dividends (other than dividends on Common Stock payable solely in Common Stock) set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock and Common Stock then outstanding in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted at the then-effective Conversion Rate (as defined in Section 4).

(c)     Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

3.     Liquidation Rights.

(a)     Liquidation Preference. In the event of a Deemed Liquidation Event (as defined herein), the holders of the Series B Non-Voting Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Series A-1 Preferred Stock,Series A Preferred Stock,Series Seed Preferred Stock and the Common Stock by reason of their ownership of such stock, an amount per share for each share of such series of Series B Non-Voting Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Series B Non-Voting Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series B Non-Voting Preferred Stock (or, if greater, the amount that such share of Series B Non-Voting Preferred Stock would receive on an as-converted basis),or such lesser amount as may be approved by the holders of more than fifty percent (50%) of the outstanding shares of Series B Non-Voting Preferred Stock. If upon a Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series B Non-Voting Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Non-Voting Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b)     After the payment or setting aside for payment to the holders of Series B Non-Voting Preferred Stock of the full amounts specified in Section 3(a), the holders of the Series A Preferred Stock and Series A-1 Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Series Seed Preferred Stock and Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock and Series A-1 Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Series A Preferred Stock and Series A-1 Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock and Series A-1 Preferred Stock (or, if greater, the amount that such share of Series A Preferred Stock and Series A-1 Preferred Stock would receive on an as-converted basis),or such lesser amount as may be approved by the holders of more than fifty percent (50%) of the outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock. If upon a Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock and Series A-1 Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in Section 3(a) and this Section 3(b), then the entire remaining assets of the Corporation legally available for distribution after the payment or setting aside for payment specified in 3(a) shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock and Series A-1 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(b).

(c)     After the payment or setting aside for payment to the holders of Series B Non-Voting Preferred Stock of the full amounts specified in Section 3(a) and to the holders of the Series A Preferred Stock and Series A-1 Preferred Stock of the full amounts specified in Section 3(b), the holders of the Series Seed Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series Seed Preferred Stock held by them equal to the sum of (i) the Liquidation Preference specified for such share of Series Seed Preferred Stock and (ii) all declared but unpaid dividends (if any) on such share of Series Seed Preferred Stock (or, if greater, the amount that such share of Series Seed Preferred Stock would receive on an as-converted bases), or such lesser amount as may be approved by the holders of more than fifty percent (50%) of the outstanding shares of Series Seed Preferred Stock. If upon the Deemed Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series Seed Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in Sections 3(a), 3(b) and this Section 3(c), then the entire remaining assets of the Corporation legally available for distribution after the payment or setting aside for payment specified in Sections 3(a) and 3(b) shall be distributed with equal priority and pro rata among the holders of the Series Seed Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(c).

(d)     After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Sections 3(a), 3(b) and 3(c), the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(e)     Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(f)     Reorganization. For purposes of this Section 3, liquidation, dissolution or winding up of the Corporation (“Deemed Liquidation Event”) shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a the holders of more than fifty percent (50%) of the outstanding shares of Preferred Voting Stock (voting as a single class on an as-converted basis).

(g)     Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

(i)     If the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii)     if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(g), “trading day” shall mean any day which the exchange or system on which the securities to be distributed are traded is open and “closing prices” or “closing bid prices” shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

4.     Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a)     Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series.(The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the “Conversion Rate” for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b)     Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of the Corporation’s Common Stock, provided that (A) the aggregate offering price, net of underwriters’ discounts and expenses, is at least three (3) times the Original Issue Price of the Series A Preferred Stock then in effect (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein)and (B) the aggregate proceeds of such offering (after deduction for underwriter’s discounts and expenses related to the issuance) are not less than $20,000,000, or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of more than fifty percent (50%) of the shares of Preferred Voting Stock then outstanding (voting as a single class on an as-converted basis), or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i) and (ii) are referred to herein as an “Automatic Conversion Event”).

(c)     Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(d)     Adjustments to Conversion Price for Diluting Issues.

(i)     Special Definition. For purposes of this paragraph 4(d), “Additional Shares of Common” shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1)     shares of Common Stock upon the conversion of the Preferred Stock;

(2)     shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements;

(3)     shares of Common Stock upon the exercise or conversion of Options or Convertible Securities;

(4)     shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5)     shares of Common Stock issued or issuable in a registered public offering under the Securities Act;

(6)     shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(7)     shares of Common Stock issued or issuable to banks, equipment lessors, real property lessors, financial institutions or other persons engaged in the business of making loans pursuant to a debt financing, commercial leasing or real property leasing transaction approved by the Board of Directors;

(8)     shares of Common Stock issued or issuable in connection with any settlement with any third party unaffiliated with the Corporation of any action, suit, proceeding or litigation approved by the Board of Directors;

(9)     shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors;

(10)     shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors; and

(11)     shares of Common Stock that are otherwise excluded by the consent of the holders of more than fifty percent (50%) of the shares of Preferred Voting Stock then outstanding.

(ii)     No Adjustment of Conversion Price. No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii)     Deemed Issue of Additional Shares of Common. In the event the Corporation at any time or from time to time after the date of the filing of this Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(1)     no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2)     if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3)     no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4)     upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a)     in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b)     in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5)     if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv)     Adjustment of Conversion Price Upon Issuance of Additional Shares of Common. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Voting Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Voting Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-thousandth of a cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Voting Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v)     Determination of Consideration. For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1)     Cash and Property. Such consideration shall:

(a)     insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b)     insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c)     in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2)     Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing:

(x)     the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y)     the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e)     Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)     Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g)     Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3(“Liquidation Rights”), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h)     Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i)     Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of more than fifty percent (50%) of the outstanding shares of Preferred Voting Stock of that series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Voting Stock.

(j)     Notices of Record Date. In the event that this Corporation shall propose at any time:

(i)     to declare any Distribution upon its Common Stock, whether in cash,property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii)     to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii)     to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation pursuant to Section 3(e);

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Voting Stock at least 10 days’ prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of more than fifty percent (50%) of the outstanding shares of Preferred Voting Stock, voting as a single class on an as-converted basis.

(k)     Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5.     Voting.

(a)     Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Voting Stock and the holders of Common Stock shall vote together and not as separate classes.

(b)     No Series Voting. Other than as provided herein or required by law, there shall be no series voting. Notwithstanding the foregoing, if any proposed amendment to this Amended and Restated Certificate would alter or change the powers, preferences, or special rights of one or more series of Preferred Voting Stock so as to affect such series adversely, but shall not so affect the entire class of Preferred Voting Stock in the same manner and to the same extent, then the approval of at least a majority of such series shall be required to enact such amendment.

(c)     Preferred Stock. Each holder of Preferred Voting Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be disregarded. Except as otherwise expressly provided herein or as required by law, the holders of shares of the Preferred Voting Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Voting Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation.

(d)     Election of Directors. As long as any shares of Series A Preferred Stock are outstanding, the holders of such shares of Series A Preferred Stock voting as a separate class shall be entitled to elect one (1) director of this corporation at any election of directors. As long as any shares of Series Seed Preferred Stock are outstanding, the holders of such shares of Series Seed Preferred Stock, voting as a separate class, shall be entitled to elect one (1) director of this corporation at any election of directors. The holders of Common Stock and Preferred Stock, voting together as a single class and on an as-converted basis, shall be entitled to elect any remaining directors of this corporation. If a vacancy on the Board of Directors is to be filled by the Board of Directors, only directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy.

(e)     Adjustment in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the Common Stock and Preferred Voting Stock of the Corporation.

(f)     Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

(g)     Series B Non-Voting Preferred Stock. Except as otherwise expressly provided in this Amended and Restated Certificate of Incorporation or as required by applicable law, the Series B Non-Voting Preferred Stock shall be non-voting and the holders of Series B Non-Voting Preferred Stock shall not be entitled to vote with respect to shares of Series B Non-Voting Preferred Stock. The number of authorized shares of Series B Non-Voting Preferred Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the Common Stock and Preferred Voting Stock of the Corporation.

6.     Amendments and Changes. As long as 500,000 shares of the Preferred Voting Stock shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of the Preferred Voting Stock:

(a)     amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation if such action would adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof;

(b)     increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Preferred Stock or any series thereof;

(c)     authorize or create (by reclassification, or otherwise) any new class or series of equity security having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with any series of Preferred Stock or having voting rights other than those granted to the Preferred Voting Stock generally;

(d)     declare or pay any Distribution or approve any repurchase with respect to the Preferred Stock or Common Stock of the Corporation, except as provided in Section 7 of this Article V;

(e)     voluntarily liquidate, dissolve or effect a Deemed Liquidation Event of the Corporation;

(f)     assume debt greater than $500,000; or

(g)     amend this Section 6.

7.     Reissuance of Preferred Stock. In the event that any shares of Preferred Stock shall be converted pursuant to Section 4 or otherwise repurchased by the Corporation, the shares so converted or repurchased shall be cancelled and shall not be re-issuable by this Corporation.

8.     Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given (i) if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his, her or its address appearing on the books of this corporation, (ii) if such notice is provided by electronic transmission in a manner permitted by Section 232 of the General Corporation Law, or (iii) if such notice is provided in another manner then permitted by the General Corporation Law.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors that constitute the Board of Directors of the Corporation shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1.     To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2.     The Corporation shall have the power to indemnify (and advance expenses to), to the fullest extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3.     Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, or in being informed about, an Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any affiliate, partner, member, director, stockholder, employee, agent or other related person of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, “Covered Persons”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.

ARTICLE XIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation’s certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIII (including, without limitation, each portion of any sentence of this Article XIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.